FINANCIAL REVIEW REVIEW OF RESULTS Reported revenue was down 8.1% at £13.6 billion. Reported revenue on a like- for- like basis was down 3.6% compared with last year. This excludes the impact of foreign currency and acquisitions and disposals. Net changes from acquisitions and disposals had a negative impact of -2.7% and foreign exchange had a negative impact of -1.8% on growth. PROFITABILITY Reported profit before tax was £131 million, compared to £1,031 million in the prior year, with the decrease primarily due to the lower year-on-year revenue and higher goodwill impairment charges and property impairment charges. The prior year also included higher gains on disposals of investments and subsidiaries, predominantly related to the disposal of FGS Global. Reported loss after tax was £172 million, compared to £629 million profit in the prior year. Reported operating profit was £382 million (2024: £1,325 million) at a reported operating profit margin of 2.8% (2024: 9.0%) with the decrease due to lower revenue and higher total adjusting items of £939 million (2024: £382 million), slightly offset by a decrease of total headline operating costs. Total headline operating costs were down 8.3%, to £8,855 million (2024: £9,652 million). Headline operating profit was £1,321 million (2024: £1,707 million) at a headline operating profit margin of 13.0% (2024: 15.0%), 2.0 percentage points lower than prior year and 1.8 points lower like-for-like. This year-on- year decline reflects lower revenue less pass-through costs and increased severance activity compared to the prior year, in particular at WPP Media, partially offset by lower staff incentives. Staff costs of £7,083 million were down 8.7% compared to the prior year (2024: £7,761 million), reflecting lower headcount as a result of the actions we have taken to mitigate the top-line decline this year. This has offset wage inflation and higher severance costs of £141 million (2024: £61 million). Staff incentives of £181 million were down 50.1% compared to the prior year (2024: £363 million) due to business performance against annual incentive targets and the disposal of FGS Global. The average number of people in the Group in 2025 was 103,277 compared to 111,281 in 2024. The total number of people as at 31 December 2025 was 98,655 compared to 108,044 as at 31 December 2024. Establishment costs of £420 million were down 11.0% compared to the prior year (2024: £472 million) driven by benefits from the ongoing campus programme and consolidation of leases, the benefit from the FGS disposal in 2024 and a favourable FX impact. Technology spend of £642 million (2024: £684 million) was down 6.1%, reflecting our ongoing focus on driving efficiencies to mitigate inflation, offset by our continuing investment in WPP Open, AI and data. Personal costs of £177 million (2024: £209 million) were down 15.3% driven by savings in travel and entertainment, while other operating expenses of £533 million (2024: £526 million) slightly increased by 1.3% due to cost inflation, slightly offset by efficiency savings. ADJUSTING ITEMS The Group incurred £939 million of adjusting items in 2025, mainly relating to goodwill impairment charges of £641 million (2024: £237 million), primarily relating to Ogilvy and AKQA, property impairments of £114 million (2024: £3 million), amortisation and impairment of acquired intangible assets of £61 million (2024: £93 million) and restructuring and transformation costs of £68 million (2024: £251 million). The prior year included gains on disposals of investments and subsidiaries of £322 million, predominantly related to the disposal of FGS Global. The restructuring and transformation costs of £68 million (2024: £251 million) represent a decrease of £183 million from the prior year, consistent with the expected ramp down of historical transformation programmes. This Strategic Report includes figures and ratios that are not readily available from the Financial Statements. Management believes that these non-GAAP measures, including constant currency and like-for-like growth, and headline profit measures, are both useful and necessary to better understand the Group’s results. WPP ANNUAL REPORT 2025 26 STRATEGIC REPORT

EARNINGS Losses attributable to shareholders were £215 million, compared to a profit of £542 million in the prior year, reflecting the same factors as operating profitability and a higher effective tax rate, slightly offset by a decrease in non-controlling interests and net finance costs. Reported diluted earnings per share was (20.0)p (2024: 49.4p), a decrease of 140.5% due to a net loss in 2025 compared to net income in 2024. Headline diluted earnings per share was 63.2p (2024: 88.3p), a decrease of 28.4%, predominantly due to lower headline operating profit and same factors as above. DIVIDEND The Board is proposing a final dividend for 2025 of 7.5p per share, which together with the interim dividend paid in November 2025 gives a full-year dividend of 15.0p per share. The record date for the final dividend is 5 June 2026, and the dividend will be payable on 3 July 2026. The dividend has been reduced, balancing consistent returns to shareholders with investment for growth. FINANCE COSTS Reported net finance costs were £290 million (2024: £330 million), including net charges of £16 million (2024: £50 million) relating to the revaluation and retranslation of financial instruments. Headline net finance costs of £274 million were down 2.1% compared to the prior year (2024: £280 million), primarily due to lower average adjusted net debt and lower interest rates in 2025 compared to 2024. TAX The reported effective tax rate was 231.3% (2024: 39.0%) and the headline effective tax rate (based on headline profit before tax) was 32.0% (2024: 28.0%). The higher year-on-year headline tax rate resulted from the effect of lower headline profit before tax in 2025 on fixed elements of our headline tax charge compared to prior year. The reported effective tax rate is higher than the headline effective tax rate due to non-deductible goodwill charges. CASH FLOW HIGHLIGHTS Reported net cash inflow from operating activities decreased to £724 million (2024: £1,408 million inflow) due to a reported operating profit decline and a large working capital outflow compared to an inflow in 2024. Working capital was an outflow of £334 million compared with an inflow of £117 million in the prior year, partly due to the impact of lower staff incentives. Adjusted free cash flow was £202 million (2024: £738 million), lower than prior year due to a decrease in adjusted operating cash flow and higher cash taxes, partially offset by lower contingent consideration liability payments, net interest and dividends to minorities/from associates. Adjusted net cash outflow was £363 million, compared to an adjusted net cash inflow in the prior year (2024: £745 million inflow), primarily due to higher disposal proceeds, predominantly from the FGS Global disposal in 2024, partially offset by lower dividends paid. Financial Review WPP ANNUAL REPORT 2025 27 STRATEGIC REPORT

STRATEGIC REPORT

## BUSINESS SECTOR REVIEW

### Global Integrated Agencies

WPP Media saw a decline in like-for-like revenue less pass-through costs of 5.9% in 2025 (2024: +2.7%) which was a result of client assignment losses, cuts to client spending and one-off factors during the year. Other Global Integrated Agencies declined 5.6% (2024: -3.9%) year-on-year as a result of lower overall client spending, particularly at Ogilvy which declined high-single digits in the year. There was also continuing pressure on project-based work which weighed on all our agencies.

### Public Relations

In 2025, Public Relations saw a decline in like-for-like revenue less pass-through costs of 6.0% (2024: -1.7%) as Burson faced a challenging environment for client discretionary spending, in particular in Europe. We are encouraged by an improving trend in Q4 and continued new business momentum with positive growth in the US in Q4. Reported revenue less pass-through costs continues to be impacted by the disposal of FGS Global which completed in Q4 2024.

### Specialist Agencies

CMI Media Group, our specialist healthcare media planning and buying agency, continued to grow strongly at double-digit like-for-like revenue less pass-through costs growth in the year. Meanwhile, Landor and Design Bridge and Partners continued to grow, supported by spend from existing clients. Pressure remains on the longer tail of activities within the segment, and overall Specialist Agencies LFL growth declined 0.7% in 2025 (2024: -2.3%).

### REVENUE ANALYSIS[1]

| £ million | 2025 | 2024 | +/(-) % reported | +/(-) % LFL[2] |
|---|---|---|---|---|
| Global Integrated Agencies | 11,956 | 12,661 | (5.6) | (3.7) |
| Public Relations | 705 | 1,156 | (39.0) | (6.7) |
| Specialist Agencies | 889 | 924 | (3.8) | 1.0 |

### REVENUE LESS PASS-THROUGH COSTS ANALYSIS[1]

| £ million | 2025 | 2024 | +/(-) % reported | +/(-) % LFL[2] |
|---|---|---|---|---|
| Global Integrated Agencies | 8,740 | 9,452 | (7.5) | (5.7) |
| Public Relations | 667 | 1,089 | (38.8) | (6.0) |
| Specialist Agencies | 769 | 818 | (6.0) | (0.7) |

### HEADLINE OPERATING PROFIT ANALYSIS[1]

| £ million | 2025 | % margin[3] | 2024 | % margin[3] |
|---|---|---|---|---|
| Global Integrated Agencies | 1,165 | 13.3 | 1,491 | 15.8 |
| Public Relations | 102 | 15.3 | 166 | 15.2 |
| Specialist Agencies | 54 | 7.0 | 50 | 6.1 |

**Notes**

1 During 2025, the Group reallocated a number of businesses between Global Integrated Agencies and Specialist Agencies. Prior year figures have been restated to reflect the reallocation

2 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions, disposals and other adjustments

3 Headline operating profit as a percentage of revenue less pass-through costs

At 31 December 2025, financial information was reported within our three reportable segments, Global Integrated Agencies, Public Relations and Specialist Agencies, which reflected the way in which performance was reviewed and resources were allocated in 2025. Segmental information presented above in the Business Sector Review is based on the segment structure as at 31 December 2025.

In February 2026, the Group announced an update to its structure into four operating units: WPP Media, WPP Production, WPP Enterprise Solutions and WPP Creative. These changes require a reassessment of the Group's operating and reportable segments. Discrete financial information is not yet readily available for all four operating units at the date of the publication of this report. Any supplemental revenue data on a standalone operating unit basis will be provided as appropriate.

### LIKE-FOR-LIKE REVENUE LESS PASS-THROUGH COSTS GROWTH BY BUSINESS VERSUS 2024

(%)


Global Integrated Agencies
-5.7
Public Relations
-6.0
Specialist Agencies
-0.7

FINANCIAL REVIEW
WPP ANNUAL REPORT 2025
28

STRATEGIC REPORT

## REGIONAL REVIEW

**North America** revenue less pass-through costs declined 4.6% like-for-like in 2025 (2024: -0.7%), driven by an anticipated further sequential deterioration in Q4. This was mostly due to H1 client account losses at WPP Media weighing on like-for-like revenue less pass-through costs. In addition to this, there were client spending cuts, in particular at Ogilvy and AKQA, with pressure centred on CPG and government and a decline in spend in tech & digital services.

**United Kingdom** like-for-like revenue less pass-through costs declined 7.6% in 2025 (2024: -2.7%) due to the continuing impact of client assignment losses amplified by spending cuts. Pressure was centred on WPP Media and VML, offsetting an improving trend at AKQA.

**Western Continental Europe** saw a decline in like-for-like revenue less pass-through costs of 4.7% in 2025 (2024: +1.7%). Spain declined year-on-year but grew in Q4, while declines in Germany persisted during the year, driven mostly by pressure on Ogilvy and VML.

**Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe** declined in 2025, mostly driven by Asia Pacific. India is a relative outperformer, growing in 2025 on new business momentum, in particular at WPP Media. This was offset by a decline in China on the continued impact of client assignment losses and persistent macroeconomic pressures. There were declines in Latin America but relative stability in Africa & Middle East and growth in Central & Eastern Europe.

### REVENUE ANALYSIS

| £ million | 2025 | 2024 | +/(-) % reported | +/(-) % LFL[1] |
|---|---|---|---|---|
| N. America | 4,966 | 5,567 | (10.8) | (3.4) |
| United Kingdom | 2,055 | 2,185 | (5.9) | (7.6) |
| W. Cont. Europe | 2,891 | 3,013 | (4.0) | (0.1) |
| AP, LA, AME, CEE[2] | 3,638 | 3,976 | (8.5) | (4.0) |

### REVENUE LESS PASS-THROUGH COSTS ANALYSIS

| £ million | 2025 | 2024 | +/(-) % reported | +/(-) % LFL[1] |
|---|---|---|---|---|
| N. America | 3,837 | 4,394 | (12.7) | (4.6) |
| United Kingdom | 1,503 | 1,588 | (5.4) | (7.6) |
| W. Cont. Europe | 2,143 | 2,375 | (9.8) | (4.7) |
| AP, LA, AME, CEE[2] | 2,693 | 3,002 | (10.3) | (5.9) |

### HEADLINE OPERATING PROFIT ANALYSIS

| £ million | 2025 | % margin[3] | 2024 | % margin[3] |
|---|---|---|---|---|
| N. America | 663 | 17.3 | 825 | 18.8 |
| United Kingdom | 164 | 10.9 | 237 | 14.9 |
| W. Cont. Europe | 212 | 9.9 | 259 | 10.9 |
| AP, LA, AME, CEE[2] | 282 | 10.5 | 386 | 12.9 |

**Notes**

1 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals and other adjustments

2 Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

3 Headline operating profit as a percentage of revenue less pass-through costs

At 31 December 2025, financial information was reported within our four regions, North America, United Kingdom, Western Continental Europe and Rest of World (AP, LA, AME, CEE) which reflected the way our regions were disclosed as at 31 December 2025.

In February 2026, the Group announced an update to its structure to operate across the following four regions, North America, Latin America, EMEA and APAC. Our financial information within the regional review will be presented across these four regions going forward.

### LIKE-FOR-LIKE REVENUE LESS PASS-THROUGH COSTS GROWTH BY REGION VERSUS 2024

(%)


North America
-4.6
United Kingdom
-7.6
Western Continental Europe
-4.7
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
-5.9

FINANCIAL REVIEW WPP ANNUAL REPORT 2025 29

BALANCE SHEET HIGHLIGHTS Non-current assets of £10,905 million decreased by £943 million (31 December 2024: £11,848 million), primarily driven by lower goodwill due to impairment charges of £641 million and lower property, plant and equipment due to property impairments of £114 million recognised in the year. The remainder of the decrease primarily relates to depreciation, amortisation and foreign exchange. Current assets of £13,170 million decreased by £491 million (31 December 2024: £13,661 million). The decrease is principally driven by lower trade and other receivables, which reduced by £443 million. Current liabilities of £14,835 million decreased by £681 million (31 December 2024: £15,516 million). The decrease primarily relates to trade and other payables which decreased by £807 million and corporate income tax payable which decreased by £112 million, partially offset by a net increase in current borrowings of £238 million. The increase in current borrowings is due to the €750 million of 2.25% bonds maturing in September 2026 becoming current, mostly offset by the repayment of €500 million of 1.375% bonds. The decrease in corporate income tax payable is due to the lower tax charge compared to prior year. The decrease in both current trade and other receivables and trade and other payables is primarily due to client activity and timing of payments. Non-current liabilities of £6,468 million increased by £209 million (31 December 2024: £6,259 million). The increase is primarily due to the issuance of €1,000 million of 3.625% bonds, offset by the €750 million of 2.25% bonds becoming current in the year. Recognised within total equity, other comprehensive loss of £220 million (2024: £62 million loss) includes a £205 million loss (2024: £72 million loss) for foreign exchange differences on translation of foreign operations, a £58 million loss (2024: £58 million gain) for cash flow hedge amounts reclassified to profit or loss and a £54 million decline (2024: £7 million) in the fair value of equity investments, partially offset by a £68 million gain (2024: £3 million loss) on the Group’s net investment hedges. ADJUSTED NET DEBT As at 31 December 2025, the Group had cash and cash equivalents of £2,694 million (31 December 2024: £2,638 million) and borrowings of £4,861 million (31 December 2024: £4,380 million). The Group has current liquidity of £4,384 million (31 December 2024: £4,464 million), comprising of cash and cash equivalents, bank overdrafts and undrawn credit facilities. As at 31 December 2025, adjusted net debt was £2,167 million (31 December 2024: £1,742 million), up £425 million. Average adjusted net debt in 2025 was £3,404 million, compared to £3,506 million in 2024. The average adjusted net debt to headline EBITDA ratio in the 12 months ended 31 December 2025 was 2.2x (12 months ended 31 December 2024: 1.8x). The Group has a five-year Revolving Credit Facility of $2.5 billion which matures in February 2031 following the final one-year extension option that was executed in February 2026. The Revolving Credit Facility has no financial covenants and remained undrawn at 31 December 2025. In March 2025, we repaid €500 million of 1.375% bonds which matured and in December 2025, we issued €1,000 million of 3.625% bonds, maturing 2031, in a successful bond raising which was oversubscribed. As at 31 December 2025, our bond portfolio had an average maturity of 5.8 years (31 December 2024: 6.3 years) and a weighted average coupon rate of 3.5% (31 December 2024: 3.5%). WPP ANNUAL REPORT 2025 30 STRATEGIC REPORT FINANCIAL REVIEW